UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GreenBox POS, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
39366L109
(CUSIP Number)
Kenneth Haller
7611 Phoenix Peak Street
Las Vegas, NV, 89166
630-878-0838
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

1	NAME OF REPORTING PERSON Kenneth Haller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,763,000*
	6	SHARED VOTING POWER 1,184,000
	7	SOLE DISPOSITIVE POWER 1,763,000*
	8	SHARED DISPOSITIVE POWER 1,184,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
12	TYPE OF REPORTING PERSON IN
* Includes options exercisable within the next sixty days for 83,333 shares of common stock.

1	NAME OF REPORTING PERSON Sky Financial and Intelligence, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,184,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,184,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,184,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
12	TYPE OF REPORTING PERSON OO

Explanatory Note
This Schedule 13G is filed to convert the Schedule 13D filed with the Securities and Exchange Commission on October 6, 2020 into a Schedule 13G.  At no time did Mr. Haller acquire the securities with any purpose, or with the effect, of changing or influencing the control of the issuer.
Item 1(a).	Name of Issuer:
GreenBox POS, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
8880 Rio San Diego Drive, Suite 102, San Diego, California 92108
Item 2(a).	Name of Persons Filing:
The Reporting Persons are Kenneth Haller and Sky Financial and Intelligence, LLC.  Sky Financial and Intelligence, LLC is wholly owned by Mr. Haller.
Item 2(b).	Address of Principal Business Office or, if none, Residence:
The business address of Mr. Haller and Sky Financial and Intelligence, LLC is: 7611 Phoenix Peak Street, Las Vegas, NV, 89166.
Item 2(c).	Citizenship:
Mr. Haller is a citizen of the United States.
Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
39366L109
Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:
Kenneth Haller
(a)	Amount Beneficially Owned: 2,947,000*
(b)	Percent of Class: 6.8%

(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote: 1,763,000*
(ii)	shared power to vote or to direct the vote: 1,184,000
(iii)	sole power to dispose or to direct the disposition of: 1,763,000*
(iv)	shared power to dispose or to direct the disposition of: 1,184,000
*	Includes options exercisable within the next sixty days for 83,333 shares of common stock.
Sky Financial and Intelligence, LLC
(a)	Amount Beneficially Owned: 1,184,000
(b)	Percent of Class: 2.7%
(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote: 0
(ii)	shared power to vote or to direct the vote: 1,184,000
(iii)	sole power to dispose or to direct the disposition of: 0
(iv)	shared power to dispose or to direct the disposition of: 1,184,000
Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.
Item 8.	Identification and Classification of Members of the Group:
Not applicable.
Item 9.	Notice of Dissolution of Group:
Not applicable
Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  April 27, 2022.
By: /s/ Kenneth Haller Kenneth Haller
SKY FINANCIAL AND INTELLIGENCE, LLC By: /s/ Kenneth Haller Kenneth Haller Manager

Signature Page